June 22, 2009

Via EDGAR

Mr. Lyn Shenk
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, DC  20549-3561

RE:         Triumph Group, Inc.
Form 10-K for the Year Ended March 31, 2008
Form 8-K Furnished October 29, 2008
File Number: 001-12235

Dear Mr. Shenk:

This letter responds to the comments set forth in your letter dated June 8, 2009 to Mr. M. David Kornblatt, Senior Vice President, Chief Financial Officer and Treasurer of Triumph Group, Inc. (the “Company”), regarding the Company’s reports listed above.  For your convenience, we have restated each of the Staff’s comments and have provided the Company’s response below to each comment.

Form 10-K for the Year Ended March 31, 2008

Notes to the Consolidated Financial Statements, page 49
Note 15. Goodwill and Other Intangible Assets, page 74

1.             Refer in your response to our comment number 2. Since you disclose that you intend for a reporting unit, which we interpret to mean all of the businesses within the reporting unit, to benefit from the synergies of goodwill attributed to it, it is not clear to us how you concluded that the businesses within the reporting unit that were sold or held for sale in fiscal 2008 did not benefit from the synergies of the goodwill attributed to the reporting unit. In this regard, we would expect that you considered the existence of all relationships between the businesses sold or held for sale with any of the other businesses in the same reporting unit, like, for example, common customers, transferred/shared processes or functions, cross services provided, and operational efficiencies realized, in arriving at your conclusion. If the businesses sold or held for sale in 2008 were sufficiently divorced from the other businesses within the same reporting unit, the appropriateness of the reporting unit to which these businesses were assigned is not clear. Please explain to us the basis for your conclusion. In connection with this, we would expect you to consider the propriety of adjusting the balance of goodwill on a prospective basis for amounts that may be attributed to these businesses.

RESPONSE:

We confirm that we will adjust the balance of goodwill on a prospective basis for amounts that may be attributed to these businesses of approximately $2.5 million.

Form 8-K Furnished October 29, 2008

Exhibit 99.1

2.             Refer to your response to our prior comment numbers 3 and 4.  Your revised disclosure indicates that EBITDA is useful because it excludes certain expenses that can vary widely among companies. In this regard, it appears that you believe these eliminated expenses should be disregarded by investors primarily because their amounts differ between you and other companies. We cannot concur that investors should disregard your expenses for this reason. In addition, the reasoning for the usefulness of EBITDA to your investors must be substantive and specific to you and your circumstances, rather than general statements that your costs differ from others. For example, your disclosure should state specifically why you believe investors should disregard each of your eliminated items. Further, it remains unclear to us why material operating expenses for depreciation and amortization associated with assets that appear to be significant in the generation of your revenue would not be considered items directly resulting from core operations, as indicated in your response to comment number 4. Based on your proposed revised disclosure, we do not believe that you have sufficiently justified the use of EBITDA as a non-GAAP measure of performance and, therefore, we believe you should discontinue the use of this measure in future Form 8-Ks.

RESPONSE:

We agree that the eliminated expenses should not be disregarded by investors and propose to add the following language to more clearly state:

“The items excluded from EBITDA, but included in the calculation of reported net income, are significant components of the consolidated statement of income, and must be considered in performing a comprehensive assessment of our results of operations and liquidity.”

We use EBITDA internally because it is: used to measure compliance with financial covenants and borrowing limitations; a key factor in evaluating and pricing potential acquisition candidates; a component in computing the fair values of our reporting units for purposes of our goodwill impairment tests, and; used for planning purposes, including the preparation of internal budgets; for allocating resources to enhance financial performance; for evaluating the effectiveness of operational strategies; and for evaluating the Company’s capacity to fund capital expenditures and expand its business.

Investors use EBITDA: to assess our ability to service our existing debt and to incur debt in the future, to assess our ability to fund capital expenditures, to gain insight into the manner in which the Company’s management and board of directors analyze our liquidity, and as an alternative measure to evaluate the overall operating performance of companies in our industry. To clarify this point for the reader, we believe that our disclosure of the importance of EBIDTA to investors could be enhanced and, accordingly, we have included below additional disclosure that we intend to add in our future filings:

“Investors or prospective investors in the Company regularly request EBITDA as a supplemental analytical measure to, and in conjunction with, our GAAP financial data. We understand that these investors use EBITDA, among other things, to assess our ability to service our existing debt and to incur debt in the future, to assess our ability to fund capital expenditures, and to gain insight into the manner in which the Company’s management and board of directors analyze our liquidity.”

We understand the Staff’s comment that it is unclear why depreciation and amortization would not be considered items directly resulting from core operations, and propose to eliminate that language in future filings.

We have included below our complete revised disclosure to replace our non-GAAP financial measures disclosure in our future results of operations and financial condition furnished in our Current Reports on Form 8-K:

“This press release includes a discussion of Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”), which is a non-GAAP financial measure. The Company believes this non-GAAP financial measure provides important supplemental information to investors. This non-GAAP financial measure reflects an additional way of viewing aspects of Triumph’s operations that, when viewed with the GAAP results and the accompanying reconciliation to corresponding GAAP financial measures, provides a more complete understanding of factors and trends affecting Triumph’s business and results of operations.

Investors or prospective investors in the Company regularly request EBITDA as a supplemental analytical measure to, and in conjunction with, our GAAP financial data. We understand that these investors use EBITDA, among other things, to assess our ability to service our existing debt and to incur debt in the future, to assess our ability to fund capital expenditures, and to gain insight into the manner in which the Company’s management and board of directors analyze our liquidity. The items excluded from EBITDA, but included in the calculation of reported net income, are significant components of the consolidated statement of income, and must be considered in performing a comprehensive assessment of our results of operations and liquidity. In addition, the Company expects to continue to incur expenses similar to the non-GAAP adjustments described above, and exclusion of these items from the Company’s non-GAAP measures should not be construed as an inference that these costs are unusual, infrequent or non-recurring.

Our management and board of directors also use EBITDA as a supplemental measure to our GAAP financial data for purposes broadly similar to our investors. Management believes EBITDA provides useful information with respect to its overall operating performance, debt service capacity and ability to fund capital expenditures because it assists in comparisons of the Company’s operating performance on a consistent basis by removing non-operating items and the impact of depreciation and amortization. The Company’s credit facility uses EBITDA to measure compliance with covenants such as interest coverage and debt incurrence. EBITDA is also used by us to evaluate and price potential acquisition candidates; as an input in determining the fair value of our reporting units as part of our annual test of impairment of goodwill; for planning purposes, including the preparation of internal budgets, allocating resources to enhance financial performance, evaluating the effectiveness of operational strategies; and, for evaluating the Company’s capacity to fund capital expenditures and expand its business.

EBITDA excludes, among other things, the effect of the non-cash charges of depreciation and amortization, which is a significant component of our reported GAAP results. Depreciation and amortization expenses limit the comparability of the results of our consolidated and segment operations to prior years and to other companies, and may limit the comparability to future periods as well. This comparability is limited because companies utilize productive assets of different ages and use different methods of both acquiring and depreciating productive assets. These differences can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies. The earnings offset by depreciation and amortization expense could be reinvested in the operations or, in the Company’s discretion, could be utilized for other purposes (e.g., debt service). Accordingly, EBITDA may be useful as a supplemental measure to GAAP financial data for assessing profitability and demonstrating liquidity.

However, when analyzing the Company’s operating performance, management uses EBITDA in addition to, and not as an alternative for, net income determined in accordance with GAAP. EBITDA has limitations as an analytical tool, and should not be considered in isolation. Some of these limitations are: (a) EBITDA does not reflect changes in, or cash requirements for, the Company’s working capital needs; (b) EBITDA does not reflect the significant interest expense, or cash requirements necessary to service interest or principal payments, on the Company’s debts; and (c) although depreciation and amortization are non-cash charges, the asset being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to invest in the growth of Triumph’s business or as a measure of cash that will be available to Triumph to meet its obligations. Because of these limitations, management relies primarily on Triumph’s GAAP results and uses EBITDA only supplementally.”

In connection with the responses above, the Company acknowledges that:

•              the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•              the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the foregoing to the undersigned at (610) 251-1000.

Thank you for your cooperation.

Sincerely,

/s/ M. David Kornblatt
M. David Kornblatt
Senior Vice President, Chief Financial Officer and Treasurer